U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July 18, 2005

TRAMFORD INTERNATIONAL LIMITED

Room 2413-18, Shui On Centre,
8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

SIGNATURE

Tramford Announces Launch of Website

HONG KONG — July 18, 2005 — Tramford International Limited (NASDAQ: TRFDF) (“Tramford” or the “Company”) announced today the launch of its website at www.tramford.com.

“To improve shareholders’ relationship, the launch of our first website marks the increased transparency of our Company,” said Mr. Jeff Qian, the Company’s Chief Executive Officer.

“Tramford website will become one of the most important venues for our investors and business partners to obtain the most recent information about us. The management will use Tramford website to communicate with our customers, investors, and partners about our strategy, latest products, personnel changes, and other important events,” further said Mr. Qian.

About Tramford

Tramford, through its subsidiaries, is engaged in network security and related software development businesses. The major customers include large enterprises and government bureaus.

Contact:	Tramford International Limited

Primary IR Contact: investor.relations@tramford.com

Email: info@tramford.com

Source:	Tramford International Limited

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited (Registrant) Dated: July 18, 2005
By:	/s/ Michael Siu
	Name:	Michael Siu
	Title:	Executive Director Chief Financial Officer Company Secretary